January 17, 2025

Siddharth Thacker
Chief Financial Officer
Rent the Runway, Inc.
10 Jay Street
Brooklyn, NY 11201

        Re: Rent the Runway, Inc.
            Form 10-K for Fiscal Year Ended January 31, 2024
            File No. 001-40958
Dear Siddharth Thacker:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services